

January 29, 2010

Mr. Roger A. Newell
Chief Executive Officer and Chief Financial Officer
Lake Victoria Mining Company
1781 Larkspur Drive
Golden, Colorado 80401

> **Re: Lake Victoria Mining Company**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed July 14, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 18, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 23, 2009**
> **Form 8-K Filed July 14, 2009**
> **Form 8-K Filed August 17, 2009, as Amended October 22, 2009**
> **File No. 000-53291**

Dear Mr. Newell:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You are responsible for the content of your filings with the Commission. Please ensure that your disclosure is current and accurate when filed. The following are only examples of disclosure which appears inconsistent, incomplete, or stale at the time it was provided:

   a. Given the amount of your losses prior to the date the Form 10-K was filed, the statement that proceeds from your October 2007 public offering "will be applied" to the items specified in your prospectus (page 25) appears outdated;
   b. Total liabilities as of March 31, 2009, of $430,711 (page 25);
   c. The disclosure under "Securities authorized for issuance" at page 21 compared with the related disclosure at pages 53 and 54;
   d. Statements at pages 49 and 52 regarding whether you have a separate audit committee (you will need also to identify all members of the committee);
   e. It is not clear whether the last two signatories in fact signed the Form 10-K at page 58 (you should use "/s/" or some other convention to make this clear);
   f. The use of "our" and "us" rather than "my" and "me" in paragraphs 4(a) and 4(b) of the certification filed as exhibit 31.1;
   g. Apparent intended statement that a release *was* executed by Geo Can (twice at page 2 of the Form 8-K filed August 17, 2009); and
   h. Statement in the August 17 Form 8-K that "Of the 37,653,549 shares issued by us, sixty seven (sic) were used (sic) pursuant to Reg. S … in that each of the purchasers was a non-US person [and the] remaining 6,027,630 shares…."

2.   We note that your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine. It would be helpful for you to include the following cautionary language along with such information:

> "This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Please indicate the location of this disclaimer in your response.

Form 10-K for the Fiscal Year Ended March 31, 2009

Financial Statements

General

3.   Please advise us of the revisions to your accounting and disclosures that you
       believe would be necessary to be consistent with the revisions required to resolve
       the comments written on your current and interim reports in this letter.

Directors and Executive Officers, Promoters and Control Persons

Background of Officers and Directors, page 50

4.   Please revise to include all of the information required by Item 401(e) of
       Regulation S-K. For example, specify for the past five years for each individual
       his or her principal position(s) with each employer, providing the month and year
       when each such position began and ended.

Executive Officer Compensation Table, page 53

5.   Change the caption for the table to "Summary Compensation Table," and provide
       appropriate entries and disclosure regarding Mr. Newell's compensation in 2009,
       given the related disclosure which appears elsewhere, including at page 54. See
       Item 402(c)(1) and Instruction 3 to Item 402(c) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Controls and Procedures, page 24

6.   On pages 47 through 49 of your Form 10-K for the fiscal year ended March 31,
       2009, you state that, as of the fiscal year end, your disclosure controls and
       procedures were found to be ineffective and your internal control over financial
       reporting was found to be ineffective due to material weaknesses. However, on
       page 24 of your Form 10-Q for the fiscal quarter ended June 30, 2009, you state
       that disclosure controls and procedures were found to be effective as of the end of
       the quarter. Also, you state that there were no material changes to internal control
       over financial reporting during the quarter. There is no mention of the material
       weaknesses discussed in the Form 10-K. Please explain.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Financial Statements

Balance Sheets, page F-1

7.   The balance sheet as of March 31, 2009 appears to correspond to the accounting
        target rather than the accounting acquirer in your reverse merger. Given that you
        identified Kilimanjaro Mining Company as the accounting acquirer, all of your
        historical financial reporting should correspond to that entity. Please revise your
        financial statements accordingly.

Statements of Operations and Comprehensive Income, page F-2

8.   We note that you report $4.4 million and $1.6 million of unrealized holding losses
        in *other comprehensive income* for the three months and six months ended
        September 30, 2009, respectively. We also see that you report $4.4 million of
        accumulated other comprehensive income in the Kilimanjaro Mining Company
        financial statements as of June 30, 2009 in the October 22, 2009 Form 8-K.

        Tell us whether the unrealized holding losses shown in your interim financial
        statements were intended to represent the reversal from accumulated other
        comprehensive income of the unrealized holding gains on the Kilimanjaro Mining
        Company Inc. investment in Lake Victoria Mining Company prior to the reverse
        merger. If so, please specify the number of common shares reflected in the
        accounting for this investment by Kilimanjaro Mining Company and explain how
        you recorded the offsetting credit in your reversal entry.

        Given that Kilimanjaro Mining Company appeared to have owned 9.35 million,
        or 33% of Lake Victoria's 28.5 million outstanding common shares prior to your
        August 7, 2009 reverse acquisition, please explain why this investment had not
        been accounted for under the equity method, and submit the analysis that you
        performed in making this determination under paragraph 17 of APB 18.

        If you are able to show that your prior accounting for the investment was properly
        governed by SFAS 115, you would also need to clarify how you determined there
        was no gain to report in conjunction with your August 7, 2009 reverse acquisition
        to comply with the guidance in paragraph 48 of SFAS 141(R).

Statements of Cash Flows, page F-3

9.	The amount shown as your September 30, 2009 cash balance in the first column does not equal the corresponding cash balances in either the third column having inception-to-date activity, or your balance sheet on page F-1. Please revise as necessary to eliminate these inconsistencies.

Note 1 – Description of Business, page F-4

10.	We note your disclosure stating that you accounted for the August 7, 2009 transaction with Kilimanjaro Mining Company Inc. as a reverse merger; and it appears that some of your historical financial statements reflect that entity prior to the transaction. However, the periods covered by your interim reporting indicate this entity has changed its fiscal year end from December 31 to March 31, given the periods covered by the financial statements included in the Form 8-K that you filed on October 22, 2009. If this is the case, you will need to file a transition report pursuant to the guidance in Rule 13a-10 of Regulation 13A.

	Under these circumstances, we ask that you advise us of the date the decision to change the fiscal year-end was made, make appropriate disclosure in your interim report, and file the delinquent transition report without delay. In either case, you will need to amend the interim report to correct your financial reporting, although we are not presently able to advise you on the extent of revisions required as this will depend on certain details which you have not disclosed.

	We suggest that you contact us by telephone to discuss your circumstances and to arrange an appropriate course for you to resolve these matters.

11.	The reference to your Form 10-K in the fourth paragraph under this heading does not appear appropriate or relevant given that this report preceded your reverse acquisition and the corresponding change in your historical reporting. However, you should include reference to the transition report when filed, your October 22, 2009 Form 8-K, or both if these include relevant disclosures.

Note 2 – Summary of Significant Accounting Principles, page F-5

12.	We note you disclose on page F-7 explaining that you expense as incurred the costs of acquiring mineral properties, and it appears from your reporting on page F-2 that such costs totaled $6.2 million during the period from December 11, 2006 (inception) to September 30, 2009.

	The costs of acquiring interests in mineral properties and mineral rights (as defined in paragraph A50 of SFAS 141(R)), also meeting the definition of identifiable assets in paragraph 3.k. of SFAS 141(R), generally need to be capitalized to comply with generally accepted accounting principles, even if you are in the exploration stage. However, such costs would be subject to impairment testing pursuant to the guidance in SFAS 144 and EITF 04-3.

Please revise your accounting policy, financial statements, and disclosures as necessary to comply with this guidance. Similarly, we expect you would need to revise your statements of cash flows to report any cash expenditures for amounts capitalized pursuant to this guidance as investing cash flows.

Please disclose details about your assumptions and the conclusions you have reached from your impairment testing, which you should be able to substantiate based on information available as of each historical balance sheet date.

Note 5 – Goodwill, page F-10

13.   We note your disclosures on pages F-9 and F-10 explaining that in conjunction with the August 7, 2009 reverse acquisition, you allocated $15.7 million of the purchase price to goodwill because you could not identify any other assets. We also see your disclosure under this heading indicating you recognized an impairment loss for the entire amount since you do not have proven or probable reserves and are unable to determine net future cash flows to support the goodwill amount.

The guidance in the preceding comment will also apply to your purchase price allocation. If the accounting target held interests in mineral properties or mineral rights at the date of acquisition, you will need to determine an appropriate valuation of those assets to comply with SFAS 141(R). For example, we see that you included a table of licenses owned on page 4 of the Form 10-K that you filed on July 14, 2009, although there is no mention of these in your purchase price allocation on page F-9.

Please revisit your accounting and revise as necessary to identify all tangible and other intangible assets. Any residual value would be allocated to goodwill and subjected to impairment testing following the guidance in SFAS 142.

Management's Discussion and Analysis, page 18

Results of Operations/Plan of Operation, page 18

14.   We note you disclose that Geo Can Resources executed a release of all existing option payments, cash, shares and property agreements entered into between Geo Can and either Kilimanjaro or Lake Victoria. Please expand your disclosure to describe the consideration that Geo Can received in exchange for this release, or if there was none, describe the underlying logic so the reasons are clear.

Controls and Procedures, page 23

15.   You state that disclosure controls and procedures were found to be ineffective as of the end of the fiscal quarter ended September 30, 2009 because you failed to file a Form 8-K in a timely manner during the quarter. However, there is no mention of the material weaknesses discussed in the Form 10-K for the fiscal year ended March 31, 2009, and you state that no material changes were made during the quarter to internal control over financial reporting. Please explain.

Form 8-K Filed July 14, 2009

16.   We note that this filing reports that the registrant entered into a Share Exchange Agreement with Kilimanjaro Mining Company Inc. on July 8, 2009. The Agreement does not appear to have been filed as an exhibit. Please explain why you have not filed this Agreement as an exhibit.

Form 8-K/A1 Filed October 22, 2009

General

17.   Please revise the accounting and disclosures in the financial statements attached to this current report as necessary to comply with all applicable comments written on your Form 10-Q. Please also ensure that the accounting and disclosures in the financial statements filed in your transition report are similarly conformed.

Financial Statements

Statements of Cash Flows, page F-3

18.   We expect that you will need to revisit your $1.8 million and $3.2 million reconciling adjustments for changes in short term and long term liabilities related to your acquisition of mining licenses if these costs need to be capitalized to comply with the guidance provided in the preceding comments. However, we would also like to understand your rationale in recognizing the liabilities. Tell us the status of the 28 PMLs mentioned on page F-9, describe the extent of your involvement, and clarify whether you received legal tile to these licenses on May

5, 2009 or subsequently. Please submit and file the agreement governing your acquisition of these licenses to comply with Item 601(b)(10) of Regulation S-K.

Note 9 – Capital Stock, page F-10

19.   We note your disclosure identifying several issuances of common shares in June 2009 for which you received consulting services. Tell us your reason for using different per share prices to value these transactions given that they all occurred in the same month. Please also describe the nature of services that you received and the dates or periods over which those services were rendered.

Unaudited Pro Forma Financial Statements, page F-25

20.   We note that you include a $30.9 million long term investment amount in the historical columns for Lake Victoria Mining Company on pages F-25 and F-27 which does not agree with the financial statements previously filed on Form 10-K and Form 10-Q. Please revise your presentation to ensure that amounts in the first and second columns agree with the historical financial statements of Lake Victoria Mining Company and Kilimanjaro Mining Company, respectively.

On a related point, your disclosures on pages F-30 and F-31 indicate that the $30.9 million represents your valuation of the 37.7 million common shares issued by Lake Victoria to the Kilimanjaro shareholders in completing your August 7, 2009 reverse acquisition, and that this amount is being utilized in your pro forma purchase price allocation. This approach to valuation does not appear consistent with the accounting required for a reverse acquisition, and it differs from the approach described on page F-9 of your interim financial statements, covering the quarter ended September 30, 2009, reflecting the transaction.

Please revise your pro forma presentation to be consistent with the accounting required for a reverse acquisition. The pro forma balance sheet as of June 30, 2009 is required to comply with Rule 11-02(c) of Regulation S-X. Please remove the pro forma balance sheet as of the earlier date and insert an introductory paragraph in advance of the pro forma information to include the information specified by Rule 11-02(b)(2) of Regulation S-X.

21.   Please ensure that your pro forma information is further revised as necessary to conform with the revisions to your historical financial statements.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director